Exhibit 99.1

THERATECHNOLOGIES ANNOUNCES FOURTH-QUARTER AND FISCAL-YEAR 2020

FINANCIAL RESULTS

Record Q4 and FY2020 revenues of $19.1 million and $66.1 million, respectively

Montreal, Canada – February 25, 2021 – Theratechnologies Inc. (Theratechnologies, or Company) (TSX: TH) (NASDAQ: THTX), a biopharmaceutical company focused on the development and commercialization of innovative therapies, today announced its financial results for the fourth quarter and its fiscal year ended November 30, 2020 (Fiscal 2020).

“2020 marked a transformative year for Theratechnologies that included significant and swift advancements to our pipeline and growing revenues. Despite the global pandemic, we filed two investigational new drug applications for our oncology and NASH programs and recognized record sales for our HIV business. Entering 2021, this momentum has continued as we received “study-may-proceed” letters for both pipeline programs and a fast track designation for our lead peptide-drug conjugate TH1902 for treatment of all sortilin-expressing cancers. Following our accomplishments in 2020 and continued expected progress through 2021, we believe we are well-positioned to reach our key business targets and milestones,” said Paul Lévesque, President and Chief Executive Officer, Theratechnologies.

Fiscal 2020 Financial Results

The financial results presented in this press release are taken from the Company’s Management’s Discussion and Analysis, or MD&A, and audited consolidated financial statements, or Audited Financial Statements, for the twelve-month period ended November 30, 2020, or Fiscal 2020, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The MD&A and the Audited Financial Statements can be found at www.sedar.com, on EDGAR at www.sec.gov and at www.theratech.com. Unless specified otherwise, all amounts in this press release are in U.S. dollars and all capitalized terms have the meaning ascribed thereto in our MD&A.

Revenue for Three-Month and Year ended November 30, 2020

(in thousands of U.S. dollars)

	Three-month ended November 30		% change	Year-ended November 30		% change
	2020	2019		2020	2019
EGRIFTA®, EGRIFTA SV® net sales	10,751	8,731	23.1	35,399	35,520	—
Trogarzo® net sales	8,372	7,669	9.2	30,654	27,696	10.7

Revenue	19,123	16,400	16.6	66,053	63,216	4.5

FY2020 and Recent Business Highlights

Tesamorelin:

•   In August 2020, the Company completed the transition to EGRIFTA SV® from the original formulation of EGRIFTA® in the United States.

•   In July 2020, the Company completed the bioequivalence development of the F8 formulation of tesamorelin, which has a number of advantages over the current formulation of EGRIFTA SV®. Specifically, it is two times more concentrated resulting in a smaller volume of administration and is intended to be presented in a multi-dose vial that can be reconstituted once per week. The Company is currently working on the development of a multi-dose pen injector to be used in conjunction with the F8 formulation and plans to seek marketing approval of the pen in the same supplemental biologics license application, or sBLA, as that for the F8 formulation. Theratechnologies plans to file an sBLA for the F8 formulation and multi-dose pen injector in early 2022 for the treatment of lipodystrophy in people living with HIV.

•   In September 2020, the Company announced its intent to develop tesamorelin for the treatment of NASH in the general population. This decision was largely based on positive scientific evidence in addition to discussions with scientific advisors and the FDA and European regulatory agencies regarding drug development for the treatment of NASH.

•   In November 2020, the Company filed an investigational new drug application, or IND, with the FDA for the Phase 3 development of tesamorelin for the treatment of adults with NASH with liver fibrosis.

•   In late December 2020, the Company received a “Study May Proceed” letter for the Phase 3 clinical trial from the FDA with a recommendation that the Company requests a meeting to discuss questions and comments provided on certain aspects of the proposed trial design. Theratechnologies has formally requested a meeting with the FDA to ensure alignment with current regulatory expectations for the late-stage development of treatments for NASH.

•   The Company intends to initiate the Phase 3 clinical trial by the end of the third quarter of calendar year 2021. The final timing of the trial initiation is dependent upon any adjustments to the protocol and trial design as recommended by the FDA and EMA. The Company has retained the services of a global, large-scale contract research organization, or CRO, with experience in implementing large and late-stage clinical trials to assist with the execution of its Phase 3 clinical trial in NASH.

TH1902 for the Treatment of Sortilin-Expressing Cancers:

•   In December 2020, the Company filed an IND application with the FDA for the Phase 1 first-in-human development of TH1902, its lead peptide-drug conjugate, or PDC, (docetaxel conjugate), for the treatment of various cancers. The proposed Phase 1 clinical trial design includes a dose escalation study to evaluate the safety, pharmacokinetics, maximum tolerated dose, or MTD, and preliminary anti-tumor activity of TH1902 administered once every three weeks in patients with advanced solid tumors refractory to available anti-cancer therapies. Once the MTD is determined, it is expected that a total of 40 additional patients will be enrolled to evaluate the potential anti-tumor activity of TH1902 in patients with endometrial, ovarian, colorectal, triple-negative breast and pancreatic cancers.

•   In January 2021, the Company received a “Study May Proceed” letter from the FDA for the Phase 1 clinical trial of TH1902. The Phase 1 clinical trial is expected to be initiated in the second quarter of calendar year 2021 and is designed to identify a recommended dose for Phase 2 development.

•   In February 2021, Theratechnologies received “Fast Track” designation from the FDA for TH1902 as a single agent for the treatment of patients with sortilin positive recurrent advanced solid tumors that are refractory to standard therapy.

•   Preclinical research is ongoing in melanoma cancer using TH1902. In addition, further preclinical research activities are being conducted using TH1904, the Company’s second investigational PDC (doxorubicin conjugate).

Ibalizumab for HIV:

•   A study evaluating an intravenous, or IV, push formulation of Trogarzo® is currently being conducted by TaiMed. Enrollment in this study is now complete and TaiMed expects to complete the trial in the third quarter of 2021. Theratechnologies and TaiMed are also planning to evaluate an intramuscular, or IM, method of administration of Trogarzo®. Enrollment for the IM study is expected to begin in the first half of 2021. Under the terms of the TaiMed Agreement, we are entitled to commercialize the new methods of administration of Trogarzo® if, and when, approved.

•   In connection with the September 2019 approval of Trogarzo® in Europe, the EMA has requested a post-authorization efficacy study, or Registry, to be conducted to evaluate the long-term efficacy and durability of Trogarzo® in combination with other antiretrovirals. The enrollment of patients in this study is expected to begin in late 2021. The Company is also required to conduct a pediatric investigation plan, or PIP, to evaluate Trogarzo® in children aged 6 to <18 years old. The PIP will be comprised of two studies with the first study expected to begin in the second half of 2021.

Fiscal 2020 Financial Results

Consolidated revenue for Fiscal 2020 was $66,053,000 compared to $63,216,000 for the same period last year, representing an increase of 4.5%.

For Fiscal 2020, sales of EGRIFTA® and EGRIFTA SV® reached $35,399,000 compared to $35,520,000 for the same period last year.

In Fiscal 2020, Trogarzo® sales were $30,654,000 compared to $27,696,000 for the same period last year, representing an increase of 10.7%.

Cost of Sales

For Fiscal 2020, cost of sales was $26,902,000 compared to $26,076,000 in the comparable period of Fiscal 2019. Cost of sales included cost of goods sold that amounted to $20,970,000 in Fiscal 2020 compared to $21,125,000 in Fiscal 2019. The decrease in cost of goods sold was mainly due to lower cost of goods for EGRIFTA SV® compared to EGRIFTA® and a lower transfer price for Trogarzo® in the fourth quarter of Fiscal 2020 given the achievement of a predetermined amount of net sales of the product on the U.S. market.

R&D Expenses

R&D expenses were $18,019,000 for Fiscal 2020 compared to $10,841,000 for Fiscal 2019. The increase in R&D expenses was largely due to the development of our oncology platform, the F8 Formulation and multi-dose pen injector, spending related to the development of tesamorelin for the treatment of NASH in the general population as well as regulatory expenses and increased medical education initiatives in Europe in preparation for the Trogarzo® launch.

Selling Expenses

Selling expenses for Fiscal 2020 were $26,859,000 compared to $26,482,000 for the same period in Fiscal 2019.

General and Administrative Expenses

General and administrative expenses for Fiscal 2020 were $12,230,000 compared to $8,330,000 for the same period in Fiscal 2019. The increase over the same period last year was due to the transition to a new President and Chief Executive Officer, additional expenses incurred in Fiscal 2020 as a result of the listing of our common shares on the NASDAQ and a ramp up of administrative activities in Europe in preparation for the Trogarzo® launch.

Finance Income

Finance income, consisting of interest income, for Fiscal 2020 was $299,000 compared to $1,097,000 in Fiscal 2019. Lower finance income during Fiscal year 2020 was primarily related to a lower average liquidity position.

Finance Costs

Finance costs for Fiscal 2020 were $4,993,000 compared to $5,080,000 in Fiscal 2019. Finance costs in Fiscal 2020 mostly represented interest of $3,306,000 on the 5.75% convertible unsecured senior notes, issued on June 19, 2018, or Notes, compared to $3,317,000 in Fiscal 2019.

Finance costs also included an accretion expense, which amounted to $2,056,000 during Fiscal 2020 compared to $1,673,000 during Fiscal 2019.

Adjusted EBITDA

Adjusted EBITDA for Fiscal 2020 was $(7,093,000) compared to $323,000 in Fiscal 2019, reflecting increased investments towards building our infrastructure in Europe, increased R&D expenses and higher general and administrative expenses. These higher expenses were partially offset by higher revenues related to growing Trogarzo® sales. See “Non-IFRS Financial Measures” below.

Net loss

Taking into account the revenue and expense variations described above, we recorded a net loss of $22,667,000, or $0.29 per share, in Fiscal 2020 compared to $12,496,000, or $0.16 per share, in Fiscal 2019.

Fourth-Quarter Fiscal 2020 Financial Results

Consolidated revenue for the three months ended November 30, 2020 amounted to $19,123,000 compared to $16,400,000 for the same period last year, representing an increase of 16.6%.

For the fourth quarter of Fiscal 2020, sales of EGRIFTA SV® reached $10,751,000 compared to $8,731,000 in the fourth quarter of the prior year, representing an increase of 23.1%.

In the fourth quarter of Fiscal 2020, Trogarzo® sales amounted to $8,372,000 compared to $7,669,000 for the same quarter of 2019, representing an increase of 9.2%.

Cost of Sales

For the three-month period ended November 30, 2020, cost of sales was $6,650,000 compared to $6,989,000 in the comparable period of Fiscal 2019. Cost of goods sold was $5,190,000 compared to $5,754,000 for the same period last year. The decrease in cost of goods sold was mainly due to lower cost of goods for EGRIFTA SV® compared to EGRIFTA® and a lower transfer price for Trogarzo® given the achievement of a predetermined of net sales of the product on the U.S. market.

Cost of sales included an amortization of $1,220,000 in the fourth quarter of 2020 and 2019 in connection with the settlement of the future royalty obligation which has been accounted as “Other asset” on the consolidated statement of the financial position.

R&D Expenses

R&D expenses in the three-month period ended November 30, 2020 amounted to $6,795,000 compared to $3,877,000 in the comparable period of Fiscal 2019. The increase during the fourth quarter of Fiscal 2020 was largely due to the development of our oncology platform, the F8 Formulation and multi-dose pen injector, and spending related to the development of tesamorelin for the treatment of NASH in the general population as well as regulatory expenses and increased medical education initiatives in Europe in preparation for the Trogarzo® launch.

Selling Expenses

Selling expenses in the three-month period ended November 30, 2020 amounted to $6,532,000 compared to $7,673,000 in the comparable period of Fiscal 2019.

The decrease in selling expenses is largely associated with lower spending in Europe given a shift to spending related to medical affairs, lower Trogarzo® promotion spending as well as lower headcount in our field sales force.

The amortization of the intangible asset value established for the EGRIFTA®, EGRIFTA SV® and Trogarzo® commercialization rights in North America was also included in selling expenses. We recorded an expense of $795,000 in the fourth quarter of Fiscal 2020 compared to $642,000 for the same period of Fiscal 2019.

General and Administrative Expenses

General and administrative expenses in the fourth quarter of Fiscal 2020 amounted to $3,255,000, which was relatively in line with $3,258,000 reported in the same period of Fiscal 2019.

Finance Income

Finance income, consisting of interest income, for the three-month period ended November 30, 2020 was $21,000 compared to $217,000 in the comparable quarter of Fiscal 2019. Lower finance income was a reflection of our lower liquidity position during the fourth quarter of Fiscal 2020 compared to the same period of Fiscal 2019.

Finance Costs

Finance costs for the fourth quarter of Fiscal 2020 were $1,445,000 compared to $1,275,000 for the same quarter of Fiscal 2019. As previously stated, finance costs are mostly comprised of interest on the Notes.

Finance costs also included accretion expense, which was $548,000 for the fourth quarter of Fiscal 2020 compared to $440,000 for the same period last year. Accretion expense was mainly associated with the Notes.

Adjusted EBITDA

Adjusted EBITDA for the fourth quarter of Fiscal 2020 was $(1,417,000) compared to $(3,217,000) in same period of Fiscal 2019. See “Non-IFRS Financial Measures” below.

The variation from Q4 2019 to Q4 2020 was mainly due to higher net sales, higher gross margins and lower selling expenses, which was offset by higher spending on research and development activities in the fourth quarter of 2020.

Net loss

Taking into account the revenue and expense variations described above, we recorded a net loss of $5,549,000, or $0.07 per share, in the fourth quarter of Fiscal 2020 compared to a net loss of $6,445,000, or $0.08 per share, in the fourth quarter of Fiscal 2019.

Financial Position

We ended the fourth quarter of Fiscal 2020 with $20,768,000 in cash, bonds and money market funds.

For the three-month period ended November 30, 2020, operating activities used $5,906,000 compared to generating $2,760,000 in the comparable period of Fiscal 2019.

In the fourth quarter of Fiscal 2020, changes in operating assets and liabilities had a negative impact on cash flow of $4,402,000. These changes included an increase of $4,149,000 in accounts receivable, an increase in prepaid expenses of $2,739,000, which were offset by an increase in accounts payable of $3,210,000. These changes are related to an increase in our commercial activities.

Quarterly Financial Information

The following table is a summary of our unaudited consolidated operating results for the three-month periods ended November 30, 2020 and November 30, 2019

(In thousands of dollars, except per share amounts)

	2020[1]				2019
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	19,123	14,049	17,162	15,719	16,400	16,111	15,609	15,096
Operating expenses
Cost of sales
Cost of goods sold	5,190	4,611	5,769	5,400	5,754	5,215	5,346	4,810
Other production-related costs	240	280	391	140	14	1	18	34
Amortization of other asset	1,220	1,220	1,220	1,221	1,221	1,221	1,221	1,221
R&D	6,795	4,183	3,622	3,419	3,877	2,152	2,285	2,527
Selling	6,532	7,025	6,941	6,361	7,673	6,389	6,972	5,448
General and administrative	3,255	2,699	3,706	2,570	3,258	1,772	1,784	1,516

Total operating expenses	23,232	20,018	21,649	19,111	21,797	16,750	17,626	15,556

Finance income	21	32	80	166	217	253	292	335
Finance costs	(1,445)	(831)	(1,399)	(1,318)	(1,275)	(1,253)	(1,449)	(1,103)

Net (loss) profit	(5,549)	(6,768)	(5,806)	(4,544)	(6,455)	(1,639)	(3,174)	(1,228)

Basic and diluted (loss) earnings per share	(0.07)	(0.09)	(0.08)	(0.06)	(0.08)	(0.02)	(0.04)	(0.02)

1   The Company adopted IFRS 16 – Leases, using the modified retrospective approach, effective for Fiscal 2020, beginning on December 1, 2019. Accordingly, comparative figures for Fiscal 2019 and Fiscal 2018 have not been restated and continue to be reported under IAS 17–. See note 1 in the Audited Financial Statements.

Subsequent event

On January 19, 2021, the Company completed a public offering for the sale and issuance of 16,727,900 units of the Company for a gross cash consideration of $46,002,000 including the full exercise of the over-allotment option. Share issue costs are estimated at $3,334,000 resulting in net proceeds of $42,668,000.

Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant of the Company (each whole warrant, a “Warrant”). Each Warrant entitles the holder to purchase one common share of the Company at an exercise price of $3.18 until January 19, 2024.

Our current cash, bond and money market funds will be sufficient to fund the Company’s operations for at least the next twelve months from the balance sheet date.

Non-IFRS Financial Measures

Reconciliation of net profit or loss to adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA)

Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to net profit (loss) is presented in the table below. We use adjusted financial measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use Adjusted EBITDA to measure operating performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our business, and because we believe it provides meaningful information on our financial condition and operating results.

We obtain our Adjusted EBITDA measurement by adding to net profit or loss, finance income and costs, depreciation and amortization and income taxes. We also exclude the effects of certain non-monetary transactions recorded, such as share-based compensation for the stock option plan, lease inducements prior to the adoption of IFRS-16, and write-downs (or related reversals) of inventories, for our Adjusted EBITDA calculation. We believe it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring. Share-based compensation costs are a component of employee remuneration and can vary significantly with changes in the market price of the Company’s shares. In addition, other items that do not impact core operating performance of the Company may vary significantly from one period to another. As such, Adjusted EBITDA provides improved continuity with respect to the comparison of our operating results over a period of time. Our method for calculating Adjusted EBITDA may differ from that used by other companies.

Adjusted EBITDA (In thousands of U.S. dollars)

	Three-month periods ended November 30,		Year ended November 30,
	2020[1]	2019	2020[1]	2019
	$	$	$	$
Net loss	(5,549)	(6,455)	(22,667)	(12,496)
Add (deduct):
Depreciation and amortization	2,192	1,930	8,520	7,495
Lease inducements and amortization	0	5	0	238
Finance costs	1,445	1,275	4,993	5,080
Finance income	(21)	(217)	(299)	(1,097)
Income taxes	16	—	16	—
Share-based compensation	259	232	1,427	1,087
Write-down of inventories	241	13	917	16

Adjusted EBITDA	(1,417)	(3,217)	(7,093)	323

1   The Company adopted IFRS-16 – Leases, using the modified retrospective approach, effective for Fiscal 2020, beginning on December 1, 2019. Accordingly, comparative figures for Fiscal 2019 have not been restated. As a result, adjusted EBITDA includes adjustments for additional amortization related to the right-of-use asset of $112,000 and an accretion expense on lease liabilities, included in finance costs, of $53,000 for the three-months ended November 30, 2020. In addition, adjusted EBITDA includes adjustments for additional amortization related to the right-to-use asset of $441,000 for the year ended November 30, 2020.

Conference Call Details

A conference call and webcast will be held on February 25, 2020 at 8:30 a.m. (ET) to discuss the results. The call will be hosted by Paul Lévesque, President and Chief Executive Officer of Theratechnologies, and other members of the management team.

The conference call can be accessed by dialing 1-844-400-1697 (toll free) or 1-703-736-7400 (International). The conference call will also be accessible via webcast at https://edge.media-server.com/mmc/p/2ndpjwpm. Audio replay of the conference call will be available on the same day starting at 12:00 p.m. (ET) until March 04, 2021, by dialing 1-855-859-2056 (North America) or 1-404-537-3406 (International) and by entering the access code: 8274898. The audio replay will be available on https://edge.media-server.com/mmc/p/2ndpjwpm.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, statements regarding the achievements of our objectives in 2021, the timelines to begin our clinical trials, the PIP and the enrollment of patients for the Registry, the development of the F8 Formulation, the multi-dose pen injector and an IM method of administration of Trogarzo®, and the timelines to file a sBLA for the F8 Formulation and the multi-dose pen injector.

Although the forward-looking information contained in this press release is based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the forward-looking statements include that: the current COVID-19 pandemic will have limited adverse effect on the Company’s operations; sales of EGRIFTA SV® and Trogarzo® in the United States will increase over time; the Company’s commercial practices in the United States and the countries of the European Union will not be found to be in violation of applicable laws; the long-term use of EGRIFTA SV® and Trogarzo® will not change their respective current safety profile; no recall or market withdrawal of EGRIFTA SV® and Trogarzo® will occur; no laws, regulation, order, decree or judgment will be passed or issued by a governmental body negatively affecting the marketing, promotion or sale of EGRIFTA SV® and Trogarzo® in countries where such products are commercialized; continuous supply of EGRIFTA SV® and Trogarzo® will be available; the Company’s relations with third-party suppliers of EGRIFTA SV® and Trogarzo® will be conflict-free and such third-party suppliers will have the capacity to manufacture and supply EGRIFTA SV® and Trogarzo® to meet market demand on a timely basis; no biosimilar version of EGRIFTA SV® will be approved by the FDA; the Company’s intellectual property will prevent companies from commercializing biosimilar versions of EGRIFTA SV® in the United States; Trogarzo® will be reimbursed in key European countries; the FDA will approve the F8 formulation and the multi-dose pen injector; the FDA and the European regulatory agencies will approve a common design for the Phase 3 clinical trial studying tesamorelin for the treatment of NASH in the general population; the Company will succeed in conducting such Phase 3 clinical trial and its Phase 1 clinical trial using TH1902 in various types of cancer; the Company’s research and development activities using peptides derived from its oncology platform will yield positive results allowing for the development of new drugs for the treatment of cancer; the Company’s European infrastructure is adequate to commercialize Trogarzo® in Germany and in other European countries; and the Company’s business plan will not be substantially modified.

Forward-looking information assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, those related to or arising from: the adverse impact of the COVID-19 pandemic on (a) the Company’s sales efforts and sales initiatives, (b) the capacity of the Company’s suppliers to meet their obligations vis-à-vis the Company, (c) the Company’s research and development activities, (d) the health of the Company’s employees and its capacity to rely on its resources, as well as (e) global trade; the Company’s ability and capacity to grow the sales of EGRIFTA SV® and Trogarzo® successfully in the United States and Trogarzo® in Europe; the Company’s capacity to meet supply and demand for its products; the market acceptance of EGRIFTA SV® and Trogarzo® in the United States and of Trogarzo® in Europe; the continuation of the Company’s collaborations and other significant agreements with its existing commercial partners and third-party suppliers and its ability to establish and maintain additional collaboration agreements; the Company’s success in continuing to seek and maintain reimbursements for EGRIFTA SV® and Trogarzo® by third-party payors in the United States; the success and pricing of other competing drugs or therapies that are or may become available in the marketplace; the Company’s ability to protect and maintain its intellectual property rights in EGRIFTA SV® and tesamorelin; the Company’s success in obtaining reimbursement for Trogarzo® in key European countries, together with the level of reimbursement, if at all; the Company’s ability and capacity to commercialize Trogarzo® in Germany and to launch Trogarzo® in other key countries of the European Union; the Company’s ability to obtain the approval by the FDA of the F8 Formulation and the multi-dose pen injector; the Company’s ability to obtain an agreement with the FDA for its Phase 3 clinical trial design studying tesamorelin in the NASH general population; the Company’s ability to successfully conduct its Phase 3 clinical trial using tesamorelin for the treatment of NASH in the general population and its Phase 1 clinical trial using TH1902 in various types of cancer and delays that may occur in the timelines to complete such trials; the Company’s capacity to acquire or in-license new products and/or compounds; the Company’s expectations regarding its financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes; and the Company’s estimates regarding its capital requirements.

We refer current and potential investors to the “Risk Factors” section of our Annual Information Form dated February 24, 2021 available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 25, 2021 under Theratechnologies’ public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

For media inquiries:

Denis Boucher

Vice President, Communications and Corporate Affairs

communications@theratech.com

514-336-7800

For investor inquiries: Leah Gibson Senior Director, Investor Relations lgibson@theratech.com 617-356-1009